UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of September 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated September 9, 2016 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: September 9, 2016

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Intimation of Schedule of Analyst / Institutional Investors Meetings for September 6, 2016 and the next week of September 2016

Mumbai, September 9, 2016:Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, given below is the schedule of meetings with the Analyst / Institutional Investor for September 6, 2016 and the period from September 12, 2016 to September 16, 2016.

Date	Meeting Scheduled	Type

06/09/2016	Point 72 Europe (London) LLP		VC
06/09/2016	J O Hambro Capital Management UK		VC
13/09/2016	Causeway Capital Management LLC.		Meeting
13/09/2016	Henderson Global Investors		Meeting
16/09/2016	Lion Global Investors Singapore		Meeting
16/09/2016	Mondrian Investment Partners		Meeting
16/09/2016	Teachers Ins & Annuity Assoc- USA		Meeting
16/09/2016	Turiya Advisors - Hong Kong		Meeting
16/09/2016	Turiya Advisors Asia		Meeting
16/09/2016	Fidelity Management & Research (FMR)		Meeting
16/09/2016	Bharti Axa Life Ins Co Ltd-India		Meeting
16/09/2016	HSBC Asset Management - India		Meeting
16/09/2016	ICICI Prudential AMC - India		Meeting
16/09/2016	Lazard Asset Management		Meeting
16/09/2016	Neuberger Berman - Hong Kong		Meeting
16/09/2016	UBS Global Asset Management - Us		Meeting
16/09/2016	Schroder Investment Management - UK		Meeting
16/09/2016	AXA Framlington Investment Managers - UK		Meeting
16/09/2016	De Shaw & Co - Us		Meeting
16/09/2016	Millennium Partners - US		Meeting
16/09/2016	CIMB-Principal Asset Mgmt Singapore		Meeting
16/09/2016	Comgest Sa - HK		Meeting

Please note that the above shall be subject to changes, if any.

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.